787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

June 13, 2023

VIA EDGAR

Bernard Nolan, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	BlackRock ETF Trust II – iShares Large Cap Moderate Buffer ETF and iShares Large Cap Deep Buffer ETF

Post-Effective Amendment No. 21 under the Securities Act of 1933 and Amendment No. 23 under the Investment Company Act of 1940 to the Registration Statement on Form N-1A

(File Nos. 333-236575 and 811-23511)

Dear Mr. Nolan:

On behalf of each of iShares Large Cap Moderate Buffer ETF and iShares Large Cap Deep Buffer ETF (each, a “Fund”), each a series of BlackRock ETF Trust II (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Elliot J. Gluck of Willkie Farr & Gallagher LLP by telephone on May 8, 2023 regarding Post-Effective Amendment No. 21 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended, and Amendment No. 23 under the Investment Company Act of 1940, as amended, which was filed with the Commission on March 31, 2023.

The Staff’s comments have been restated below in italicized text. We have discussed the Staff’s comments with representatives of the Funds. The Funds’ responses to the Staff’s comments are set out immediately under the restated comment. Please note that we have not independently verified information provided by the Funds. A Post-Effective Amendment to the Registration Statement (the “Amendment”), which reflects changes made in response to the Staff’s comments, along with changes made to update certain other information in the Registration Statement, will be filed at a later date. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

June 13, 2023

Comment No. 1:

With respect to the subsections in the Prospectus entitled “Fees and Expenses,” please provide the completed fee table and expense example at least three business days prior to effectiveness of the Amendment.

Response No. 1:	The completed fee tables and expense examples were provided supplementally to the Staff via email on June 13, 2023.

Comment No. 2:

Please add the following disclosure in bullet format to the Prospectus and Summary Prospectus cover pages for each Fund: (1) the definitions of Approximate Cap, Approximate Buffer, Underlying ETF, Underlying ETF’s Index and Hedge Period; (2) that the Approximate Cap and the Approximate Buffer may not be achieved and that investors may lose some or all their money; (3) that the Approximate Cap and the Approximate Buffer disclosed in the Prospectus or Summary Prospectus only apply to an investor that buys the Fund’s shares on the first day of the Hedge Period and holds the shares until the last day of the Hedge Period; (4) that if the investor buys or sells the Fund’s shares on a date other than the first or last day of the Hedge Period, the investor’s returns may be different and the investor may incur losses that are greater than the Approximate Buffer; (5) an explanation of how an investor can obtain the current return profile for the Fund through the end of the Hedge Period; and (6) that the Approximate Cap will likely change for each Hedge Period.

Response No. 2:	The requested disclosure will be added to the Funds’ Prospectus and Summary Prospectus cover pages.

Comment No. 3:

Footnote 1 to the fee table in the subsections in the Prospectus entitled “Fees and Expenses” notes that each Fund has entered into a fee waiver agreement with the investment adviser. Please disclose in footnote 1 that the fee waiver agreement will be in operation for at least one year from the effective date of the Amendment.

Response No. 3:	The requested disclosure will be added in the Amendment.

Comment No. 4:

Each Fund’s 80% investment policy includes cash and cash equivalent investments associated with a derivatives position as part of that position for purposes of the policy. The Staff notes that the Commission does not allow cash associated with derivatives to count towards the 80% policy required by Rule 35d-1 (the “Names Rule”). If a Fund intends to include derivatives as assets that would count towards its 80% policy, please confirm that the Fund values derivatives on a mark-to-market basis using the current market price, or for over-the-counter derivatives, the fair value.

Response No. 4:

The Registrant respectfully submits that the Funds’ treatment of cash positions associated with derivatives for purposes of their respective 80% policies under the Names Rule is not inconsistent with the Names Rule and is consistent with recent policy proposals of the Commission.

June 13, 2023

As the Commission recently acknowledged in its 2022 proposal to amend the Names Rule (the “Names Rule Amendments Proposal”),[1] the Commission “has not specifically addressed how to include a derivatives instrument” in the calculation of a fund’s 80% basket for purposes of complying with the Names Rule. The Commission stated in the Names Rule Amendments Proposal (emphasis added):

A fund, therefore, currently could include derivatives with [economic characteristics similar to the securities included in the 80% basket] along with cash market investments in assessing whether 80% of the value of its assets is invested in accordance with the investment focus that the fund’s name suggests.

Because cash is often held solely for the purposes of covering the obligations under a derivative instrument and therefore is intrinsically tied to that instrument, this position makes sense and is consistent with the intent of the Names Rule. As noted below, the Commission’s positions in the Names Rule Amendments Proposal are intended to permit funds to reflect their principal investment exposure in their name to assist investor understanding.

With respect to the inclusion of cash in the 80% basket, the Commission has only publicly stated that cash and cash equivalents “that could be used to meet redemption requests” could be included in a fund’s 20% basket, but has not taken a position more generally.[2] None of the current Names Rule itself, its proposing or adopting releases, or the Staff’s Frequently Asked Questions on the Names Rule address the treatment of derivatives or cash and cash equivalents associated with derivatives.[3] The Registrant also is unaware of any Staff policy interpreting the Names Rule as requiring that cash associated with derivatives transactions be treated in a particular manner for purposes of calculating an 80% basket.[4]

[1]	Investment Company Names, Release No. IC-34593, 15 (May 25, 2022), available at https://www.sec.gov/rules/proposed/2022/33-11067.pdf.

[2]	Investment Company Names, Release No. IC-24828 (Jan. 17, 2001) (“Names Rule Adopting Release”), available at https://www.sec.gov/rules/final/ic-24828.htm.

[3]

Rule 35d-1, 17 CFR § 270.35d-1; Investment Company Names, Release No. IC-22530 (Feb. 27, 1997) (“Names Rule Proposing Release”); Names Rule Adopting Release, supra note 2; SEC Division of Investment Management, Frequently Asked Questions About Rule 35d-1 (Investment Company Names), available at https://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (last visited Feb. 8, 2023).

[4]

Prior to the adoption of the current Names Rule, the policy of the Staff changed over time and was expressed primarily in staff guidelines and “Dear Registrant” comment letters. See Request for Comments on Fund Names, Release No. IC-33809, 4, fn. 8 (Mar. 2, 2020), available at https://www.sec.gov/rules/other/2020/ic-33809.pdf. Among other views, the Staff at one time took the position that a fund’s 80% bucket should exclude “cash, government securities, and short-term commercial paper.” See id; see also Guidelines for the Preparation of Form N-8b-1, Release No. IC-7221 (Jun. 9, 1972).

June 13, 2023

In the Names Rule Amendments Proposal, the Commission proposed amendments to the Names Rule that would clarify specifically how funds should value derivatives and how funds should treat cash associated with derivatives positions.[5] The Commission stated that the purpose of its amendments to the Names Rule related to derivatives is to, among other things, “reflect the investment exposure derivatives investments create better[.]”[6] (emphasis added).

The Registrant submits that, under the current Names Rule and Commission guidance, the Funds are not prohibited from treating cash associated with a derivatives position as part of that derivatives position in calculating the 80% test, and that this treatment permits names that reflect the investment exposure of derivatives investments, consistent with the Commission’s stated intent in the Names Rule Amendments Proposal. The Registrant further notes that, based on its review of public disclosure of certain unaffiliated fund complexes, such unaffiliated funds with significant derivatives exposure and related cash positions appear to be interpreting the Names Rule in the same or a similar manner as the Funds. Nevertheless, the Registrant notes that any derivatives use by each of the Funds is expected to be de minimis, and therefore related cash positions are unlikely to impact Names Rule calculations.

Comment No. 5:

In the subsections of the Prospectus entitled “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Principal Investment Strategies,” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Principal Investment Strategies,” please disclose that the Underlying ETF uses a representative sampling indexing strategy and briefly explain what that entails, including the risks and challenges related to such strategy.

Response No. 5:	Each Fund will add the following disclosure to its principal investment strategies:

The Underlying ETF is managed using a representative sampling indexing strategy. “Representative sampling” is an indexing strategy that involves investing in a representative sample of securities that collectively has an investment profile similar to that of an applicable underlying index. The securities selected are expected to have, in the aggregate, investment characteristics (based on factors such as market capitalization and industry weightings), fundamental characteristics (such as return variability and yield) and liquidity measures similar to those of an applicable underlying index. The Underlying ETF may or may not hold all of the securities in the Underlying ETF’s Index. Representative sampling

[5]	Names Rule Amendments Proposal at 48 – 59. See also, the definition of Derivatives Transaction under Rule 18f-4. Rule 18f-4(a), 17 C.F.R. § 270.18f-4(a).

[6]

Names Rule Amendments Proposal at 49. See also, The Report of the Task Force on Investment Company Use of Derivatives and Leverage, Committee on Federal Regulation of Securities, ABA Section of Business Law (Jul. 6, 2010).

June 13, 2023

indexing may subject the Underlying ETF to “tracking error,” which is the divergence of the Underlying ETF’s performance from that of the Underlying ETF’s Index. This risk may be heightened during times of increased market volatility or other unusual market conditions.

Comment No. 6:

In the subsections of the Prospectus entitled “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Principal Investment Strategies,” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Principal Investment Strategies,” please disclose that the prospectus and other reports of the Underlying ETF are available on the Commission’s website at www.sec.gov and provide the name of the national securities exchange and ticker symbol of the Underlying ETF.

Response No. 6:	The requested disclosure will be added in the Amendment.

Comment No. 7:

The disclosure in the subsections of the Prospectus entitled “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Principal Investment Strategies,” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Principal Investment Strategies” states that the Fund “buys a call option with a strike price that is very low relative to the Underlying ETF share price on the day of purchase.” Please further describe “very low” and clarify, if true, that a zero strike call is intended to approximate full economic exposure to the Underlying ETF.

Response No. 7:

The statement that the strike price of the zero strike call is “very low” relative to the share price of the Underlying ETF means a strike price that is approximately 1% or less than the Underlying ETF’s share price. The zero strike call is intended to approximate full economic exposure to the Underlying ETF.

Comment No. 8:

Please confirm whether each Fund intends to provide investors with advance notice approximately one week prior to the end of each Hedge Period, through a Prospectus supplement filed pursuant to Rule 497 under the Securities Act of 1933, that the end of the Hedge Period is approaching and of the anticipated Approximate Cap and Approximate Buffer for the new Hedge Period, and add disclosure to such effect.

Response No. 8:

Because a Fund will purchase New Options during a Rebalance Period that occurs during the last three business days of a Hedge Period, the Fund will not know which New Options it will hold for the following Hedge Period until one business day prior to the end of the preceding Hedge Period and only at that point, using the New Options, will the Fund be able to calculate the Approximate Cap and Approximate Buffer for the new Hedge Period. Accordingly, a Fund will not be able to provide investors with this information one week prior to the end of each Hedge Period. Rather, following the close of business on the last day of each Hedge Period, each Fund will file a prospectus supplement that discloses the

June 13, 2023

Fund’s Approximate Cap (gross and net of the unitary management fee) for the next Hedge Period.

Comment No. 9:

Please confirm whether each Fund will provide information related to its potential investment outcomes on its website on a daily basis (i.e., the expected Approximate Cap and Approximate Buffer if an investor purchased Fund shares today and held such shares until the end of the Hedge Period).

Response No. 9:

On a daily basis, the Fund’s website will disclose information relating to the Fund’s potential outcomes, including, among other things, the starting Approximate Cap, remaining Approximate Cap, remaining Approximate Buffer, and downside before the Approximate Buffer for the remainder of the current Hedge Period.

Comment No. 10:

In the subsections of the Prospectus entitled, “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Summary of Principal Risks” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Summary of Principal Risks,” please disclose that the Fund has characteristics unlike many other traditional investments products and may not be appropriate for all investors.

Response No. 10:	The requested disclosure will be added in the Amendment.

Comment No. 11:

With respect to “High Portfolio Turnover Risk” in the subsection of the Prospectus entitled “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Summary of Principal Risks” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Summary of Principal Risks,” please consider referencing the tax consequences of high portfolio turnover to shareholders and/or the Fund.

Response No. 11:

The requested disclosure will be added in the Amendment. The Registrant notes that there is additional disclosure referencing the tax consequences of high portfolio turnover in the “High Portfolio Turnover Risk” risk factor in the section of the Prospectus entitled “A Further Discussion of Principal Risks.”

Comment No. 12:

With respect to “Cash Transactions Risk” in the subsections of the Prospectus entitled “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Summary of Principal Risks” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Summary of Principal Risks,” please disclose that effecting creations for cash may cause the Fund to incur certain expenses that it would not incur if the Fund effects its creations in-kind, such as brokerage costs.

Response No. 12:	The requested disclosure will be added in the Amendment. Specifically, “Cash Transactions Risk” will be revised as follows (additions in bold and underlined).

Cash Transactions Risk. The Fund generally intends to effect its creations for cash, rather than fully in-kind for securities. The use of cash creations may cause

June 13, 2023

the Fund’s shares to trade in the market at wider bid-ask spreads or greater premiums or discounts to the Fund’s NAV. Furthermore, cash creation transactions may result in certain brokerage, tax, foreign exchange, execution, price movement and other costs and expenses related to the execution of trades resulting from such transactions. To the extent that the maximum additional charge for creation transactions is insufficient to cover these costs and expenses, the Fund’s performance could be negatively impacted.

Comment No. 13:

The subsections of the Prospectus entitled “Fund Overview of BlackRock Large Cap Moderate Buffer ETF—Performance Information” and “Fund Overview of BlackRock Large Cap Deep Buffer ETF—Performance Information” state that each Fund’s benchmark is the S&P 500 Index. Pursuant to Instruction 5 of Item 27(b)(7) of Form N-1A, please adjust the index to reflect the reinvestment of dividends on securities in the index.

Response No. 13:	The Registrant confirms that in accordance with Instruction 5 to Item 27(b)(7), it will adjust each Fund’s benchmark index to reflect the reinvestments of dividends on securities in the index.

Comment No. 14:

In the Statement of Information, please delete the statement that each Fund reserves the right to reject or revoke a creation order, including if “(iv) acceptance of the Deposit Securities is not legally required or would, in the opinion of counsel, be unlawful or have an adverse effect on the Fund or its shareholders (e.g. jeopardize the Fund’s tax status)…” The Staff recognizes that the disclosure in question may be derived from statements related to prior exemptive relief obtained by ETFs. However, in connection with the adoption of Rule 6c-11, the Commission stated its belief that “an ETF generally may suspend the issuance of creation units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time.” See “Exchange-Traded Funds,” Release No. 33-10515, at pp.67-68 (June 28, 2018). In adopting the rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviation between what retail investors pay (or receive) in the secondary market and the ETF’s approximate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with rule 6c-11.” See “Exchange-Traded Funds,” Release No. 33-10695, at p. 59 (September 25, 2019). While the Staff recognizes that in certain limited circumstances, ETFs may have a sound basis for rejecting individual creation orders, the Staff believes that the disclosure in question is sufficiently broad to run counter to the Commission’s position to the extent the rejection of orders would effectively result in the suspension of creations.

June 13, 2023

Response No. 14:

The Registrant respectfully submits that each Fund’s ability to reject or revoke an individual creation order from an Authorized Participant in the circumstances specified in romanette (iv) above is consistent with the Commission’s discussion of creation and redemption transactions in the Rule 6c-11 Proposing Release, the Commission’s discussion of creation and redemption transactions in Exchange-Traded Funds, Investment Company Act Release No. 33,646 (Sept. 25, 2019) [84 Fed. Reg. 87110] (the “Rule 6c-11 Adopting Release”), and the longstanding policy of the Commission with regard to the operation of ETFs under the Investment Company Act of 1940, as amended (the “1940 Act”). The Commission stated in the Rule 6c-11 Proposing Release, and again in the Rule 6c-11 Adopting Release, that the conditions included in Rule 6c-11 “are based upon existing exemptive relief for ETFs, which [the Commission believes] has served to support an efficient arbitrage mechanism[.]”

In adopting Rule 6c-11 and despite having the opportunity to do so, the Commission did not condition the relief on eliminating the discretionary right of rejection of individual creation orders. As noted by the Staff, in the Rule 6c-11 Proposing Release at pages 67-68, the Commission discusses the extent to which an ETF may directly or indirectly suspend creations and redemptions and the effect that such a suspension would have on the arbitrage mechanism for the ETF. In this context, “suspension” is referring not to the rejection of individual orders, but instead to an across-the-board rejection of creation orders. The Commission states that an ETF may generally suspend the issuance of creation units “only for a limited time and only due to extraordinary circumstances” because “[a]n ETF that suspends the issuance or redemption of creation units indefinitely could cause a breakdown of the arbitrage mechanism[.]” The Commission also states that an ETF may “suspend the redemption of creation units only in accordance with section 22(e) of the [1940] Act[.]” The Registrant notes that rejecting individual creation orders does not implicate Section 22(e) of the 1940 Act as that provision only relates the right of redemption, not purchase orders.

The Registrant believes that reserving the right to reject an individual creation order has not historically impaired the efficient operation of the arbitrage mechanism for the Registrant’s series and that rejecting individual creation orders is consistent with the Commission’s understanding that the exemptive relief for ETFs prior to Rule 6c-11 was consistent with an efficient arbitrage mechanism and with the best interests of fund shareholders.

The Registrant also notes that its discretionary authority is consistent with the general authority reserved by open-end mutual funds registered under the 1940 Act, and that a fund may reject any direct purchase order from a particular investor or, in the case of an ETF, an Authorized Participant, but continue to accept purchase orders from other investors or Authorized Participants. The Registrant believes that an ETF should not be required to accept any particular creation order if, in the ETF’s or its investment adviser’s judgment, accepting that particular

June 13, 2023

order would disadvantage the ETF or other holders of the ETF’s shares (for example, if an order were so large relative to the size of the market for the ETF’s underlying holdings that the Fund would be unable to satisfy it).

The Registrant notes that, consistent with the Commission’s belief that suspension of creations and redemptions should be rare, because the Registrant generally has an incentive to accept creation orders so that a fund increases in size, the Registrant has rejected particular creation orders only in very rare circumstances.

*    *    *    *    *    *     *    *    *    *

Please do not hesitate to contact me at (212) 728-3840 if you have any questions regarding the foregoing or if you require additional information regarding the Funds.

Respectfully submitted,

/s/ Esther Lee
Esther Lee

cc:	Diana Huffman, Esq., BlackRock, Inc.

Elliot J. Gluck, Esq., Willkie Farr & Gallagher LLP

Bissie K. Bonner, Esq., Willkie Farr & Gallagher LLP